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[CERAGON NETWORKS LOGO]



FOR IMMEDIATE RELEASE


    CERAGON NETWORKS AND TERAGO NETWORKS SIGN MULTI-YEAR PURCHASING AGREEMENT

              MAJOR LICENSED SPECTRUM HOLDER DEPLOYS FIBEAIR SYSTEM


         TEL AVIV, ISRAEL, FEBRUARY 28, 2001 -- Ceragon Networks Ltd. (NASDAQ:
CRNT), a global provider of high-capacity broadband wireless systems for next generation communications networks, and TeraGo Networks Inc., a Canadian facilities-based Internet and data communications carrier, today announced that they have signed a three-year agreement under which TeraGo Networks will purchase Ceragon's high-capacity FibeAir product family.
         TeraGo Networks is currently deploying Ceragon's broadband wireless networking equipment and chose the FibeAir product family for its unique capability to be quickly implemented in high-capacity IP networks within metropolitan markets. TeraGo Networks uses Ceragon's products to build and seamlessly connect broadband backbones to businesses, creating a capital-efficient alternative to fiber optic deployment.
         TeraGo Networks is deploying its network in Alberta, Ontario, Manitoba and British Columbia throughout 2001. TeraGo Networks holds 70 spectrum licenses in both the 24 and 38 GHz frequency bands from Industry Canada, which allows the company to operate wireless local facilities in 25 service areas across Canada. TeraGo Networks delivers ultra-speed Internet solutions for Canadian businesses in targeted cities.
         "TeraGo Networks offers businesses ultra-speed Internet access through broadband connections at industry leading levels of reliability and quality," said Bryan Boyd, president and CEO, TeraGo Networks Inc. "Ceragon enables us to deliver up to 100 Mbps of capacity to businesses, which is up to 45 times faster than 2.2 Mbps business DSL, at carrier class levels of quality."

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CERAGON AND TERAGO SIGN PURCHASING AGREEMENT--2

         "Ceragon designed its equipment to enable alternative service providers like TeraGo Networks to progressively implement rapid and cost-effective expansion," said Shraga Katz, president and CEO, Ceragon Networks Ltd. "For this reason, our product family is differentiated in the market as a solution that enables providers to integrate multiple networks and multiple applications to generate immediate revenue. We look forward to the growth of this relationship as we enable TeraGo Networks to deploy and expand its network while maximizing its investment."

ABOUT CERAGON NETWORKS LTD.

         Ceragon Networks Ltd. is a pacesetter in broadband wireless networking systems, enabling high-capacity connectivity in metropolitan areas. Uniquely designed for high-growth, global communications service providers to generate immediate revenue, Ceragon's commercially proven intelligent broadband network solutions support high-speed Internet access and integrated data, video and voice services. Ceragon's FibeAir product family operates across multiple licensed frequencies from 18 to 38 GHz while complying with North American and International standards and delivering IP, SONET/SDH and ATM broadband networks. Ceragon's products enable quick and cost-effective connections for capacity constrained business customers within their own networks, or as a gateway onto the backbone infrastructure. Founded in 1996, Ceragon is headquartered in Tel Aviv, Israel, with North American headquarters in New Jersey and European Headquarters in the UK. More information is available at www.ceragon.com. Ceragon Networks - the shape of next generation networks.

ABOUT TERAGO NETWORKS INC.

         TeraGo Networks Inc. (www.terago.ca), headquartered in Calgary, Alberta, is a facilities-based data communications carrier and Internet Service Provider focusing on targeted Canadian cities with 50,000 to one million people. It uses state-of-the-art wireless broadband technologies for cost-effective, rapid and reliable deployment of 1.5 Mbps to 100 Mbps Internet access, Web hosting and e-commerce solutions. TeraGo Networks holds 70 licenses in the 24 and 38 GHz spectrum, which allows the company to operate in British Columbia, Alberta, Manitoba and Ontario. TeraGo Networks is a private company backed by prominent Canadian institutional investors.

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CERAGON AND TERAGO SIGN PURCHASING AGREEMENT--3


Certain statements concerning Ceragon's future prospects are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; Ceragon's ability to increase its manufacturing capacity; and the demand for Ceragon's products. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's filings with the Securities and Exchange Commission. Ceragon makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.



Contacts:         Linda Pitt
                  GAJ Services Inc.
                  859-291-1005
                  lpitt@gajservices.com

                  Laura Yatim
                  Ceragon Networks Ltd.
                  972-3-765-7560
                  laura@ceragon.com

                  Janet Laurie
                  TeraGo Networks Inc.
                  403-668-5332
                  janet.laurie@terago.ca




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